GALIANO GOLD REPORTS

SECOND QUARTER 2026 RESULTS

Maintains Full-Year 2026 Guidance and Advances Key Growth Priorities at the Asanko Gold Mine

Vancouver, British Columbia, August 6, 2026 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to report its second quarter ("Q2") 2026 operating and financial results. Galiano owns a 90% interest in the Asanko Gold Mine ("AGM") located on the Asankrangwa Gold Belt in the Republic of Ghana, West Africa.

"We delivered a solid first half of 2026, producing 69,138 ounces of gold achieving the upper end of our indicative first-half production range while maintaining a strong safety performance," said Matt Badylak, Galiano's President and CEO. "Year-to-date AISC remained within our full-year guidance range. With production expected to strengthen in the second half, we remain confident in achieving our 2026 production and AISC guidance."

Matt Badylak continued: "Our focus for the second half is clear: operate safely, deliver our full-year guidance, advance Nkran Cut 3 and continue progressing our exploration programs at Esaase and Abore to support the AGM's next phase of growth."

All financial information contained in this news release is unaudited and reported in United States dollars.

Q2 2026 AND YEAR-TO-DATE HIGHLIGHTS

Safety

  No lost-time injuries ("LTI") nor total recordable injuries (inclusive of LTIs) ("TRI") recorded during Q2 2026. The AGM has achieved 11.0 million hours worked without an LTI, equating to 456 accident-free days, as of June 30, 2026.
  12‐month rolling LTI and TRI frequency rates as of June 30, 2026 of 0.00 and 0.11 per million hours worked, respectively.

Financial

  Cash and cash equivalents of $80.0 million and restricted cash of $25.9 million as of June 30, 2026 and no debt.
  Generated cash flow from operating activities, before legal restrictions, of $31.9 million during Q2 2026.
  Income from mine operations of $92.8 million during Q2 2026.
  Net income of $0.24 and adjusted net income1 of $0.09 per common share (basic) during Q2 2026.
  Earnings before interest, taxes, depreciation, and amortization ("EBITDA") of $105.6 million and Adjusted EBITDA1 of $78.5 million during Q2 2026.

Mining Operations

  Mined 1.8 million tonnes ("Mt") of ore at an average mined grade of 0.9 grams per tonne ("g/t") gold with a strip ratio of 3.7:1 during Q2 2026. Approximately 77% of mined ore was from the Abore deposit.

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1 Non-IFRS measure.  Refer to section "Non-IFRS Performance Measures" in this news release.

Processing

  1.3 Mt of ore was milled at an average feed grade of 0.9 g/t, with metallurgical recovery averaging 90% during Q2 2026. Mill availability during the quarter was 90% partly due to downtime required to replace a failed ball mill gearbox.

  Produced 34,391 ounces of gold during the quarter and 69,138 ounces of gold produced year-to-date, in line with the Company's indicative first half production guidance range of between 60,000 ounces to 70,000 ounces.

  Sold 35,247 ounces of gold during the quarter and 69,428 ounces of gold year-to-date at average prices of $4,432 per ounce ("/oz") and $4,641/oz, respectively, excluding the effect of realized losses on gold hedging instruments.

  The Company maintains its full-year 2026 production guidance of between 140,000 and 160,000 ounces of gold.

Nkran Cut 3 Development

  Development of Cut 3 at the Nkran deposit continued with 6.1 Mt of waste mined, an increase of 30% from Q1 2026. Additional mining equipment is expected to be mobilized during Q3 2026, leading to a further acceleration of mining rates at Nkran in the second half of 2026.

  Capitalized development pre-stripping costs at Nkran Cut 3 of $22.1 million during Q2 2026 and $35.6 million year-to-date.

Costs

  All-in sustaining costs1 ("AISC") of $2,473/oz for the quarter, a 10% increase compared to Q2 2025 primarily resulting from higher royalties expense under Ghana's new sliding scale royalty framework.

  Year-to-date AISC1 of $2,418/oz, tracking in line with FY 2026 cost guidance of between $2,300/oz and $2,600/oz

  The Company maintains its full-year 2026 AISC1 guidance of between $2,300/oz to $2,600/oz.

Exploration

  Continued drilling programs at Abore and Esaase, with 4,564 meters ("m") and 13,749m completed in Q2 2026, respectively. These drilling programs aim to grow the AGM's Mineral Resources and Mineral Reserves by converting existing open pit Inferred Mineral Resources at Esaase to the Indicated category, and testing extensions of mineralization at Abore 200m below the existing underground Mineral Resource.

  Drilling results received to date at Esaase have been positive and in line with our expectations, while drilling at Abore intersected mineralization up to 180m below the existing underground Mineral Resource and infill drilling has demonstrated improved continuity across key mineralized zones.

Conference Call and Webcast

Management will host a conference call and webcast to review and discuss the results of Q2 2026 at 10:30am ET (7:30am PT) on August 7, 2026. Please refer to the details below to join the conference call or the webcast.

Conference Call Participant Details
Webcast URL	https://www.gowebcasting.com/14753
Local	Toronto: 1-647-932-3411
North American toll-free	1-800-715-9871
Conference ID	9798035
Conference Replay
URL	https://www.gowebcasting.com/14753

SUMMARY OF QUARTERLY OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Health and Safety
LTIs(1)	-	-	-	-	-
TRIs(1)	-	-	-	1	-
12-month rolling LTI frequency rate	0.00	0.00	0.24	0.39	0.42
12-month rolling TRI frequency rate	0.11	0.11	0.48	0.90	0.97
Mining Operations
Ore mined ('000t)	1,751	1,521	1,575	1,605	1,365
Waste mined ('000t)	6,529	9,084	8,337	9,067	8,101
Strip ratio (waste-to-ore)	3.7	6.0	5.3	5.7	5.9
Average gold grade mined (g/t)	0.9	0.9	0.9	0.8	0.8
Mining costs ($/t mined)	4.56	3.73	3.94	3.38	3.59
Ore tonnes trucked ('000 t)	1,192	1,163	1,069	1,288	1,030
Ore transportation costs ($/t trucked)	4.96	4.42	4.45	4.35	4.49
Processing
Ore milled ('000t)	1,255	1,305	1,369	1,283	1,193
Average mill head grade (g/t)	0.9	0.9	1.0	0.9	0.8
Average recovery rate (%)	90	90	91	91	89
Processing costs ($/t milled)	14.05	12.79	12.13	12.57	12.89
General and administrative costs ($/t milled)	8.48	7.04	7.58	6.62	6.24
Gold produced (oz)	34,391	34,747	37,574	32,533	30,350
Development Stripping - Nkran Cut 3
Waste mined ('000t)	6,113	4,707	4,324	3,426	1,723
Mining costs ($/t mined)	3.58	2.85	2.48	3.29	4.00
Development capitalized stripping costs ($m)	22.1	13.5	11.1	12.0	6.9
Capital Expenditures
Sustaining capital ($m)	2.0	3.6	4.4	4.2	2.2
Development capital ($m)	2.4	3.4	0.7	2.9	4.9
Sustaining capitalized stripping costs ($m)	8.5	6.4	11.7	11.9	15.1
Financial, Costs and Cash Flow
Revenue ($m)	156.6	166.5	159.7	114.2	97.3
Gold sold (oz)	35,247	34,181	38,276	32,577	29,287
Average gold sales price - gross ($/oz)(2)	4,432	4,857	4,164	3,501	3,317
Average gold sales price - net ($/oz)(3)	3,853	4,122	3,744	3,099	2,951
AISC ($/oz sold)(4)	2,473	2,361	2,033	2,283	2,251
Income from mine operations ($m)	92.8	72.5	51.1	10.0	24.7
Adjusted net income (loss) ($m)(4)	23.1	29.5	40.0	(2.8)	21.0
Adjusted EBITDA ($m)(4)	78.5	93.9	85.5	37.8	42.2
Cash flow from operating activities ($m)	6.0	46.7	55.8	40.4	35.8

(1) The Company records and reports injuries in accordance with the International Council on Mining and Metals' (ICMM) Mining Principles.

(2) Gross average gold sales price is a non-IFRS measure and calculated by dividing revenue, as reported in the Company's consolidated financial statements, by the number of gold ounces sold during the period.

(3) Net average gold sales price is a non-IFRS measure and calculated by dividing revenue less realized losses on gold hedge derivative instruments, as reported in the Company's consolidated financial statements, by the number of gold ounces sold during the period.

(4) Refer to "Non-IFRS Performance Measures" in this news release.

Mining

  Mined 1.4 Mt of ore at the Abore deposit at an average grade of 1.0 g/t gold and a strip ratio of 3.7:1. Mined grades were largely in line with Q1 2026, while the strip ratio decreased as Abore transitioned into a lower waste phase as future ore benches have been exposed.

  Mined 0.3 Mt of ore at the Esaase deposit at an average grade of 0.7 g/t gold and a strip ratio of 4.8:1. Mined ore and grades were consistent with Q1 2026, while the strip ratio improved from 5.9:1.

  Mining costs per tonne at Abore and Esaase averaged $4.56 per tonne ("/t") in Q2 2026, compared to $3.59/t in Q2 2025. The 27% increase in mining costs per tonne in Q2 2026 was attributable to 13% fewer tonnes mined, which increased fixed mining costs on a per tonne basis, higher drill and blast costs resulting from mining a higher proportion of fresh rock at Abore, and higher diesel prices.

Processing

  The AGM produced 34,391 ounces of gold during Q2 2026, consistent with Q1 2026 gold production, as the processing plant milled 1.3 Mt of ore at an average grade of 0.9 g/t gold with metallurgical recovery averaging 90%.

  Mill throughput in Q2 2026 was 4% lower than Q1 2026 due to ongoing maintenance of the pitman arm on the primary crusher, which is expected to be completed in Q3 2026, and downtime required to replace a failed ball mill gearbox.

  Approximately 79% of the mill feed was sourced from mined ore at Abore, with the remainder of mill feed primarily from the Esaase deposit.

  Processing costs per tonne for Q2 2026 was $14.05, a 9% increase from Q2 2025. The increase in processing costs per tonne was largely driven by higher maintenance costs on the primary crusher and ball mill in Q2 2026.

Costs

  AISC1 for Q2 2026 was $2,473/oz, compared to $2,251/oz in Q2 2025. The increase in AlSC1 resulted from a $12.6 million increase in royalties, partly offset by a 20% increase in gold ounces sold in Q2 2026.

  Relative to Q1 2026, AISC1 increased by 5% in Q2 2026 due to a $5.8 million increase in royalties resulting from Ghana's new sliding scale royalty.

  For the six months ended June 30, 2026, reported AISC1 was $2,418/oz, tracking in line with full-year 2026 cost guidance of between $2,300/oz and $2,600/oz.

Nkran Cut 3

  Nkran Cut 3 waste stripping continued during the quarter with 6.1 Mt of waste rock mined during Q2 2026, an increase of 30% from Q1 2026, supported by the mobilization of additional mining equipment during the quarter.

  Mining costs per tonne at Nkran was $3.58 for Q2 2026, compared to $4.00/t in Q2 2025. The decrease in mining costs per tonne was attributable to higher tonnes mined, partly offset by longer haul distances and higher diesel prices.

  Nkran Cut 3 development capitalized stripping costs totaled $22.1 million during Q2 2026. Waste stripping volumes are expected to continue rising following the mobilization of additional mining equipment in Q3 2026.

Capital Expenditures

  Sustaining capital expenditures totaled $2.0 million during Q2 2026, consistent with expenditures in Q2 2025. Sustaining capital expenditures in Q2 2026 primarily related to a tailings facility expansion.

  Development capital expenditures during Q2 2026 totaled $2.4 million, approximately 50% lower than Q2 2025 due to the comparative period including costs associated with completing the secondary crushing circuit at the processing plant. Development capital expenditures in Q2 2026 related mainly to costs of relocating villages near the AGM's operations.

Exploration

  An infill drilling program is underway at Esaase to convert existing open pit Mineral Resources from the Inferred to Indicated category and has the potential to significantly increase the Esaase Mineral Reserve and support planning for potential future open pit expansion. The 33,700m program was approximately 48% complete as of June 30, 2026, with 16,250m drilled. Seven drill rigs are now mobilized, and completion of the program has been prioritized for Q3 2026. Initial results have been positive and in line with expectations. Upon completion, the program results are expected to be included in the AGM's 2027 Mineral Resource and Mineral Reserve update planned for Q1 2027.

  Drilling continued at Abore during the quarter with 4,564m completed. The program is designed to expand the underground Mineral Resource through step out drilling to at least 200m below the existing Mineral Resource. Drilling progressed more slowly at Abore during the quarter as drill rigs were repositioned to prioritize the Esaase drill program and is planned to continue in Q3 2026 once the Esaase program is completed. As of June 30, 2026, 16,142m of a planned 32,000m of diamond drilling for 2026 has been completed at Abore. Results from the first 14,500m of drilling were released in Q2 2026 (refer to the Company's news release dated May 11, 2026), which have demonstrated that mineralization extends up to 180m below the existing underground Mineral Resource. Furthermore, infill drilling has demonstrated improved continuity across key mineralized zones that currently sit outside the existing Mineral Resource.

Balance Sheet

  As of June 30, 2026, the Company maintained a strong cash position of $105.9 million, including cash and cash equivalents and restricted cash, and no debt.

  On June 22, 2026, the Company's operating subsidiary Asanko Gold Ghana Ltd. ("AGGL") received a garnishee order from a court in Ghana in the amount of $25.9 million, which impacts AGGL's ability to withdraw these funds on demand. The garnishee order was in connection with an arbitrator's award related to a pre-existing legal claim by a former services provider. The Company, having taken Ghanaian legal advice, believes the garnishee order was issued in violation of a subsisting order previously granted by a High Court in Ghana, which prevented the service provider from collecting payment while AGGL's appeal of the arbitrator's original award of $13.0 million worked through the judicial process. Additionally, the Company believes the interest claimed in the garnishee order is erroneous. The Company is confident in a timely positive resolution to the matter; however, until such time that the garnishee order is set aside, $25.9 million of the Company's consolidated cash balance has been presented as restricted cash in the Statement of Financial Position.

CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

	Three months ended June 30,
(All amounts in 000's of US dollars, except per share amounts)	2026	2025
Gross revenue	156,568	97,304
Income from mine operations	92,798	24,653
Net income attributable to common shareholders	61,877	19,326
Net income per share attributable to common shareholders - basic	0.24	0.07
Adjusted net income attributable to common shareholders (1)	23,086	20,952
Adjusted net income per share attributable to common shareholders (1)	0.09	0.08
EBITDA	105,625	37,681
Adjusted EBITDA(1)	78,491	42,234
Cash and cash equivalents	80,025	114,681
Restricted cash	25,922	-
Cash flow generated from operating activities, before legal restrictions	31,926	35,814

  The Company sold 35,247 ounces of gold in Q2 2026 at an average gold price of $4,432/oz, before the effect of realized hedging losses, generating gross revenue of $156.6 million. The increase in revenue from the comparative period reflected a 34% increase in average gold sales prices and a 20% increase in gold ounces sold. The average gold sales price, including the effect of realized gold hedging losses, for Q2 2026 amounted to $3,853/oz.

  Income from mine operations for Q2 2026 totaled $92.8 million, compared to $24.7 million in Q2 2025. The increase was primarily due to higher revenue as described above. This was partly offset by higher royalties expense in Q2 2026 resulting from higher gold revenue and the introduction of a sliding scale royalty by the Government of Ghana, which took effect on March 10, 2026.

  The Company reported net income attributable to common shareholders of $61.9 million in Q2 2026, or $0.24 per common share, compared to net income of $19.3 million, or $0.07 per common share, in Q2 2025. The increase in net income was primarily due to higher recorded revenues, partly offset by higher royalties and income taxes.

  Reported Adjusted EBITDA1 of $78.5 million in Q2 2026, compared to $42.2 million in Q2 2025. The increase in Adjusted EBITDA1 was driven by higher revenues, partly offset by higher royalties, as described above.

  The Company generated $31.9 million of cash flow from operating activities, before legal restrictions, during Q2 2026, compared to $35.8 million in Q2 2025. The decrease primarily reflected increased working capital requirements associated with ore stockpiles and value added tax receivables, together with higher income taxes paid, which were partly offset by higher average gold sales prices and gold ounces sold.

CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

	Six months ended June 30,
(All amounts in 000's of US dollars, except per share amounts)	2026	2025
Gross revenue	323,092	173,894
Income from mi ne operati ons	165,251	4,897
Net income (loss) attributable to common shareholders	94,568	(7,480)
Net income (loss) per share attributable to common shareholders - basic	0.36	(0.03)
Adjusted net income attributable to common shareholders (1)	52,601	21,341
Adjusted net income per share attributable to common shareholders (1)	0.20	0.08
EBITDA	183,405	25,965
Adjusted EBITDA(1)	172,388	62,746
Cash and cash equivalents	80,025	114,681
Restri cted cash	25,922	-
Cash flow generated from operating activities, before legal restrictions	78,615	61,706

  The Company sold 69,428 ounces of gold during the six months ended June 30, 2026 at an average gold price of $4,641/oz, before the effect of realized hedging losses, generating gross revenue of $323.1 million. The increase in revenue from the comparative period was due to a 50% increase in average gold sales prices and a 23% increase in gold ounces sold. The average gold sales price, including the effect of realized gold hedging losses, for the six months ended June 30, 2026, amounted to $3,985/oz.

  Income from mine operations for the six months ended June 30, 2026, totaled $165.3 million, compared to $4.9 million in the comparative period of 2025. The increase was primarily due to higher revenue as described above. This was partly offset by higher royalties expense in 2026 resulting from higher gold revenue and the introduction of a sliding scale royalty regime by the Government of Ghana.

  The Company reported net income attributable to common shareholders of $94.6 million for the six months ended June 30, 2026, or $0.36 per common share, compared to a net loss of $7.5 million, or a loss of $0.03 per common share, in the comparative period of 2025. The increase in net income was primarily due to higher recorded revenues, partly offset by higher royalties and income taxes.

  Reported Adjusted EBITDA1 of $172.4 million during the six months ended June 30, 2026, compared to $62.7 million in the comparative period of 2025. The increase in Adjusted EBITDA1 was driven by higher revenues, partly offset by higher royalties, as described above.

  The Company generated $78.6 million of cash flow from operating activities, before legal restrictions, during the six months ended June 30, 2026, compared to $61.7 million in the comparative period of 2025. The increase in operating cash flow benefited from higher average gold sales prices and gold ounces sold, partly offset by higher royalties and income taxes paid.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the
Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30,
2026 and 2025, which are available at www.galianogold.com and filed on SEDAR+.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to "Non-IFRS Measures" of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's reported financial results in accordance with IFRS.

  Total Cash Costs per Gold Ounce Sold

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the AGM. Total cash costs include the costs of gold production, adjusted for costs allocated to by-products and production royalties per ounce of gold sold.

  AISC per Gold Ounce Sold

The Company has adopted the reporting of "AISC per gold ounce sold". AISC includes total cash costs, AGM general and administrative expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made on the AGM's mining and other service lease agreements per ounce of gold sold.

  EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding finance expense, finance income, depreciation and depletion expense, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items ("Adjusted EBITDA").

  Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Common Share

The Company has included the non-IFRS performance measures of adjusted net income (loss) and adjusted net income (loss) per common share. Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non-cash items, and items of income or expense not expected to recur in the future, from net income (loss) to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of the Company's operations and performance of its core business.

Qualified Person

The exploration information contained in this news release has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano.

All other scientific and technical information contained in this news release has been reviewed and approved by Ms. Victoria Addison, P.Eng., Director, Mine Planning of Galiano. Mr. Pettman and Ms. Addison are "Qualified Persons" as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About Galiano Gold Inc.

Galiano is a Canadian-based gold producer focused on the operation, exploration and growth of the Asanko Gold Mine in Ghana, West Africa. The Company is committed to creating long-term value for its stakeholders through responsible mining and strong partnerships, supported by disciplined execution and the prudent deployment of its financial resources. Galiano maintains high standards of environmental stewardship, social responsibility, and the health and safety of its employees, business partners and neighbouring communities. The Company's shares trade on the TSX and NYSE American under the symbol "GAU." For more information, please visit www.galianogold.com.

Contact Information

Kathy Li

Vice President, Investor Relations

Toll-Free (N. America): 1-855-246-7341

Email: info@galianogold.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding the Company’s operating plans for the AGM and timing thereof; expectations and timing with respect to current and planned drilling programs, including at Abore and Esaase, and the results thereof; the focus of the 2026 exploration programs; expectations and timing with respect to ramping up of mining activities at Nkran, including the mobilization of additional mining equipment; anticipated production and cost guidance, including expectations related to production in the second half of 2026; expectations regarding the lifting of the garnishee order; expectations regarding cash flows from operations; any additional work programs to be undertaken by the Company; potential exploration opportunities and statements regarding the usefulness and comparability of certain non-IFRS measures; total cash costs and corresponding cost performance relating to the Company’s activities; and details of the upcoming conference call and webcast. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company’s ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the AGM will not experience any significant uninsured production disruptions that would materially affect revenues; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; exploration activities may not result in the delineation of additional mineral resources or the conversion of mineral resources into mineral reserves within anticipated timelines, or at all; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process gold as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; risks related to artisanal and illegal mining activities at or near the AGM, including that the Company's mineral properties may experience a loss of ore, and the Company may experience lack of access to its mineral properties and other issues, which may impact planned production levels; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the ability of the Company to manage procurement risks, including securing timely and cost-effective equipment and services, and mitigate risks related to supplier performance, fraud, collusion, bribery, kickbacks and unethical procurement practices; outbreaks of infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; metallurgical recoveries may not be economically viable or recoveries may be lower in the future and have a negative impact on the Company's gold production and financial results; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of mining and other contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have recently experienced significant fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; the impact of technological developments on the Company's operations; non-compliance with public disclosure obligations could have an adverse effect on the Company's share price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience significant price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and any such other risk factors described under the heading "Risk Factors" in the Company's most recently filed Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this news release.

Source: Galiano Gold Inc.